UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Fanbase Social Media, Inc.

(Exact name of issuer as specified in its charter)

Delaware	830712016
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1115 Howell Mill Road Atlanta, GA	30318
(Address of principal executive offices)	(Zip code)

(404) 394-9010

(Registrant’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report the term “Fanbase,” “we,” “us,” “our,” or “the Company” refers to Fanbase Social Media, Inc. a Delaware corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1	Management’s discussion and analysis of financial condition and results of operations

Overview

Fanbase Social Media LLC was a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the “Company”). The Company is headquartered in Atlanta, Georgia.

The Company is a social network application that allows users to: (i)  follow other users for free or (ii) subscribe to the same user for exclusive photos, video, live and longform content. Accordingly, users have access to the monetization of their content from day one. We believe this enables users to be themselves rather than seeking paid promotions from established brands. The Company in-turn generates revenue from the sales of subscription, purchased features on the platform and merchandise ecommerce.

Fanbase enables anyone to monetize their content, allowing a user to charge other users from $2.99 to $99.99 a month per subscriber. Fanbase also provides the ability to ‘like’ and ‘love’ content. Likes are free engagement, but when you "Love" a post, you tip the content creator half a penny. Users can buy "Love" in packs of 100, 500, 1,000, 2,500, 10,000, and 25,000 to use for ‘loving’ photos, unlocking exclusive content one at a time, or gifting livestream engagement.

The Company’s cost of revenues includes music licensing, hosting, processor fees, user payments, merchandise, reimbursable expenses, and distribution and marketing costs.

The operating expenses for the Company consist of (i) research and development, (ii) sales and marketing and (iii) general and administrative.

The financial statements in this filing as of June 30, 2023 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Results of Operations

Six-Month Period Ended June 30, 2024 and June 30, 2023

For the six-month period ended June 30, 2024, the Company generated $46,789 in revenues compared to $50,936 for the six-month period ended June 30, 2023, a $4,146 decrease. The slight decrease in revenues were due to the fact that even though our Monthly Active Users (“MAUs”) increased during 2024, the amount of creators, users that create content within the platform (“Creators”) decreased during the period ended June 30, 2024 compared to the period ended June 30, 2023.

For the six-month period ended June 30, 2024, the cost of revenue was $118,518 compared to $156,896 for the six-month period ended June 30, 2023, a $38,378 decrease. The decrease was driving by a reduction in marketing, advertising and development costs.

For the six-month period ended June 30, 2024, the Company had a gross loss of $71,729 compared to $105,960 for the six-month period ended June 30, 2023, a $34,232 decrease. The Company attributes this decrease in loss to the lower cost of revenue.

For six-month period ended June 30, 2024 and June 30, 2023, operating expenses were $1,440,849 and $1,495,366 respectively, a decrease of $54,517. The primary drivers of this change:

•	a $124,589 increase in compensation and benefits. During the period ended June 30, 2024 we converted W9 to W2 Employees by the end 2023
•	a $4,359 decrease in research and development due to a slight decrease of hosting fees paid through ConsultR.
•	a $20,837 decrease in sales and marketing. During the period ended June 30, 2024 we reviewed and reduced our marketing budget to better align strategic campaigns.
•	a $153,911 decrease in general and administrative expenses was primarily attributed to a reduction of our leadership team within the legal and finance groups.

As a result of the foregoing, the Company generated a net loss of $1,513,201 for six-month period ended June 30, 2024 compared with a net loss of $1,610,426 for six-month period ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, the Company’s cash on hand was $540,040. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of June 30, 2024, the Company had a net loss of $1,513,201 and an accumulated deficit of $9,842,017.

The Company’s current capital resources come from funds raised in a successful crowdfunding campaign, a Regulation CF offering, that has made cash available to the Company for general operating purposes and a Regulation A offering. The Company launched the Regulation A offering launched on February 27, 2024. The Company intends to raise up to $17,000,000. As of June 30 2024, the Company had sold 210,526 shares of Class B Non-Voting Common Stock with proceeds totaling $1,324,161, net of issuance costs from the capital raise. From July 1, 2024 thru September 4, 2024, the Company sold an additional 72,586 shares of Class B Non-Voting Common Stock with proceeds totaling $460,339, net of issuance costs from the capital raise.

The company is currently operating with a monthly burn rate of approximately $250,000. We are actively assessing further cost-saving measures to reduce this burn rate in the coming months.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trends

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022).

According to Goldman Sachs Research, the ongoing growth of the Creator Economy will likely benefit companies that possess a combination of factors, including a large global user base, access to substantial capital, robust AI-powered recommendation engines, versatile monetization tools, comprehensive data analytics, and integrated e-commerce options. We believe Fanbase is aligned to capitalize on the growth in the Creator Economy.

To take advantage of market trends and ensure long-term profitability, we intend to kick off our 3-year plan towards profitability withing the next 6 months. Below are the key steps we will focus on:

•	Using Data to Make Better Decisions

o	Leverage advanced analytics tools (e.g., Branch.io) to enable deeper attribution insights for more informed decision-making.
o	Create focused customer journeys by analyzing detailed demographic and psychographic data.
o	Upgrade our insights system to support smarter business strategies.

•	Boosting User Engagement and Reducing Churn

o	Continuously enhance our algorithm to improve user experiences across all platforms.
o	Build a gamified system to increase user participation and loyalty.

•	Growing Our Content Creator Network:

o	Set up marketing teams focused on specific niches (fitness, music, sports, etc.).
o	Expand incentive programs to attract more content creators.

•	Strengthening Partnerships

Create a dedicated team and structure for forming partnerships with brands, nonprofits, and other organizations.

We believe the Creator Economy is dynamic and trends can evolve rapidly. Creators and platforms will iterate and quickly adapt to emerging technologies and changing user preferences. We anticipate that these market trends will positively impact the operating segments of the Company.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

Fanbase Social Media, Inc.

Financial Statements

Six Months Ended  June 30, 2024 and

Six Months Ended June 30, 2023

Unaudited

(Expressed in United States Dollars)

Fanbase Social Media, Inc.

Unaudited Balance Sheets

As of June 30, 2024 and December 31, 2023

	As of Jun 30, 2024	As of Dec 31, 2023
ASSETS
Current Assets
Cash	$540,040	$695,070
Prepaid Assets	124,721	89,608
Total Current Assets	664,762	784,677

Non-current Assets
Property and Equipment, net	57,597	75,041
Security Deposit	27,165	27,165
Right of Use Assets	14,136	55,465
Investments	50,025	50,000
Total Non-current Assets	148,923	207,672
TOTAL ASSETS	$813,685	$992,349

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$165,967	$233,335
Accrued Expenses	9,751	7,792
Micropayment Liabilities	206,885	171,328
Lease Obligation, Current Portion	14,952	57,070
Total Current Liabilities	397,555	469,525

Long-Term Liabilities
Lease Obligation, Long Term Portion	-	-
Total Long-Term Liabilities	-	-
Total Liabilities	397,555	469,525

Stockholders' Equity
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-	-
Class A voting common stock, $0.01 par value, 148,750,000 shares designated, 16,625,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	166,250	166,250
Class B non-voting common stock, $0.01 par value, 26,250,000 shares designated, 5,360,909 and 1,123,220 shares issued and outstanding as of June 30, 2023 and December 31, 2022	60,975	60,975
Additional Paid-in Capital	11,275,352	9,868,845
Equity Issuance Costs	(1,165,643)	(1,007,879)
Subscription Receivable	(84,149)	(241,913)
Accumulated Deficit	(9,836,655)	(8,323,454)
Total Stockholders' Equity	416,130	522,824
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$813,685	$992,349

Fanbase Social Media, Inc.

Unaudited Statements of Operations

For the six months ended June 30, 2024 and 2023

	For the six months ended June 30,
	2024		2023
Revenue		$46,789		$50,936
Cost of Revenue		118,518		156,896
Gross Profit (Loss)		(71,729)		(105,960)

Operating Expenses
Compensation and Benefits		167,512		42,922
Research and Development		757,962		762,320
Sales and Marketing		5,330		26,166
General and Administrative		510,046		663,957
Total Operating Expenses		1,440,849		1,495,366

Loss from Operations		(1,512,577)		(1,601,326)

Other (Income)/Expense		(2,137)		(2,349)
Interest Expense		1,984		4,999
Provision for Income Taxes		776		6,450
Net Loss		$(1,513,201)		$(1,610,426)

Weighted average common shares outstanding - basic and diluted		22,933,032		22,722,506
Net loss per common share - basic and diluted	-$	0.07	-$	0.07

Fanbase Social Media, Inc.

Statements of Changes in Stockholders’ Equity

			Common Stock				Additional	Equity			Total
	Preferred Stock		Class A Voting		Class B Non-Voting		Paid-in	Issuance	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Costs	Receivable	Deficit	Equity
Balances at December 31, 2021 - Restated	-	$-	4,750,000	$47,500	1,123,220	$11,232	$3,293,729	$(370,899)	$(41,414)	$(2,338,260)	$601,888
Stock split 3.5 to 1	-	-	11,875,000	118,750	3,708,446	37,084	(155,834)	-	-	-	-
Issuance of common stock pursuant to Regulation CF	-	-	-	-	530,396	5,304	3,979,573	-	(174,293)	-	3,810,584
Equity Issuance Costs	-	-	-	-	-	-	-	(381,617)	-	-	(381,617)
Adoption of ASC 842										(1,806)	(1,806)
Net loss	-	-	-	-	-	-	-	-	-	(2,919,450)	(2,919,450)
Balances at December 31, 2022	-	$-	16,625,000	$166,250	5,362,062	$53,620	$7,117,468	$(752,516)	$(215,707)	$(5,259,516)	$1,109,599
Issuance of common stock pursuant to Regulation CF	-	-	-	-	735,444	7,354	2,751,377	-	(26,206)	-	2,732,525
Equity Issuance Costs	-	-	-	-	-	-	-	(255,363)	-	-	(255,363)
Net loss	-	-	-	-	-	-	-	-	-	(3,069,300)	(3,069,300)
Balance at December 31, 2023	-	$-	16,625,000	$166,250	6,097,506	$60,974	$9,868,845	$(1,007,879)	$(241,913)	$(8,328,816)	$517,462
Issuance of common stock pursuant to Regulation CF	-	-	-	-	210,526	2,105	1,324,161		157,764		1,484,031
Equity Issuance Costs	-	-	-	-				(157,765)			(157,765)
Net loss	-	-	-	-						(1,513,201)	(1,513,201)
Balance at June 30, 2024	-	$-	16,625,000	$166,250	6,308,032	$63,080	$11,193,006	$(1,165,643)	$(84,149)	$(9,842,017)	$330,527

See accompanying notes to the financial statements

Fanbase Social Media, Inc.

Unaudited Statements of Cash Flows

For the six months ended June 30, 2024 and 2023

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(1,513,201)	$(1,610,426)
Depreciation expense	18,451	16,851
Amortization expense	41,329	37,945
Changes in operating assets and liabilities:
Prepaid expense	(35,114)	21,673
Security deposit	-	-
Right of Use asset	-	-
Accounts payable	(67,368)	3,037
Micropayment liabilites	35,558	166
Accrued expenses	1,959	66,844
Right of Use liabilities	(42,119)	(38,037)
Net cash used in operating activities	(1,560,504)	(1,501,946)

Cash flows from investing activities
Purchase of property and equipment	(1,007)	(38,060)
Net cash used in investing activities	(1,007)	(38,060)

Cash flows from financing activities
Related party advances/(payments), net	-	-
Investment purchased	(25)	-
Proceeds from issuance of common stock, net of issuance costs	1,406,507	1,373,761
Net cash provided by financing activities	1,406,482	1,373,761

Net change in cash and cash equivalents	(155,029)	(166,244)
Cash at beginning of period	695,070	1,213,731
Cash at end of period	$540,040	$1,047,487

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$1,984	$4,999
Cash paid during the year for income taxes	$-	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Purchase of property and equipment not yet paid for	$-	$-
Issuance of equity in return for note	$-	$-
Issuance of equity in return for accrued payroll and other liabilities	$-	$-
Issuance of common stock as equity issuance costs	$-	$-

1. NATURE OF OPERATIONS

Fanbase Social Media, Inc. (the “Company”) is currently registered as a Delaware corporation since September 30, 2019. Its predecessor entity, Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. The Company is a social network application where users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day-one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. Fanbase is built for everyone and fueled by black culture, youth, and innovative tech. A powerful combination that has propelled the most successful social media companies in the world. The Company is headquartered in Atlanta, Georgia..

Fanbase enables anyone to monetize their content, allowing a user to charge other users from $2.99 to $99.99 a month per subscriber. Fanbase also provides the ability to ‘like’ and ‘love’ content. Likes are free engagement, but when you "Love" a post, you tip the content creator half a penny. Users can buy "Love" in packs of 100, 500, 1,000, 2,500, 10,000, and 25,000 to use for ‘loving’ photos, unlocking exclusive content one at a time, or gifting livestream engagement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, and December 31, 2022, the Company’s cash and cash equivalents exceeded FDIC insured limits by $797,487 and $963,731, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10- 45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category

Category	Useful Life
Computers	3 years
Furniture and Fixtures	5 years
Leasehold Improvements	3 to 10 years
TVs	5 years
Audio/Video Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from: 1. Subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. 2. Love package purchases from the App stores that allows users to give loves to other users and unlock specific exclusive content. 3. Merchandise Ecommerce. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Equity

In September 2022, the Company effected a 3.5-to-1 forward stock split of its authorized, issued, and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for six-month periods ended June 30, 2024, and June 30, 2023, amounted to $5,330 and $26,166, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of June 30, 2024.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data. Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 4, 2024.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use (“ROU”) assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and

3. PROPERTY AND EQUIPMENT

As of June 30, 2024, and December 31, 2023, property and equipment consists of:

	June 30, 2024	December 31, 2023
Computers	$10,000	$8,992
Furniture and Fixtures	16,079	16,079
Leashold Improvements	71,663	71,663
TVs	13,171	13,171
Audio/Video Equipment	41,660	41,660
Property and equipment, at cost	152,573	151,565
Accumulated Depreciation	(94,976)	(76,525)
	$57,596	$75,040

Depreciation expenses for property and equipment for year to date June 30, 2024 and December 31, 2023, were in the amount of $152,573 and $151,565, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,300,000 Class A voting Common Shares with at a par value of $0.01. As of June 30, 2024 and December 31, 2023, Class A Common Shares in the amount of 16,625,000 have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 20,000,000 Class B non-voting Common Shares with a par value of $0.01. As of June 30, 2024 and December 31, 2023 Class B Common Shares in the amount of 6,308,032 and 6,096,469 respectively have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

In February 2024, the Company approved a stock option plan (the “Plan”) that provides for the granting of options to purchase shares of the Company’s Class B Non-Voting Common Stock to employees, officers, and consultants. The maximum number of shares authorized for issuance under the plan is 1,274,050. The Company granted options under the plan to acquire up to 382,000 shares at an exercise price per share equal to $3.95. Such options have a term of 10 years, subject to earlier expiration upon the termination of the optionee’s service with the Company. Vesting is contingent upon the optionee’s completion of continuous service over a period of one to six years with a portion of options partially vesting on the commencement date.

As of February 27th 2024, the Company is undergoing a Regulation A capital raise for $17M. Through June 30 2024, the Company has sold 210,526 Class B non-voting Common Shares with proceeds totaling $1,324,161, net of issuance costs from the capital raise.

Additionally, the Company approved a non-plan option grant to a consultant to purchase 75,950 shares at an exercise price equal to $3.95. 66% of the shares vest when optionee completes 24 months of continuous service, and 34% of the shares vest in 12 equal monthly installments when optionee completes each month of continuous service thereafter.

5. RELATED PARTY

The Company’s CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B Common Stock shareholder of The Company’s. ConsultR provides programming services in relation to the Company’s app. For the six month periods ended June 30, 2024, and 2023 the Company paid ConsultR fees associated with the development and programming of their app in the amounts of $757,962 and $762,320, respectively. These amounts are included in the research and development expenses on the income statement. As of June 30, 2024 and June 30, 2023, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

6. INCOME TAXES

The Company has experienced income tax net operating losses (“NOL”) of approximately $3,094,783 and $2,919,450 for 2023 and 2022, respectively. These NOL’s create a tax asset – deferred income taxes of approximately $827,854 and $780,953 for 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had cumulative NOL carryforwards of $8,352,493 and $5,257,710, respectively. These NOL carryforwards create a tax asset – deferred income taxes of approximately $2,234,292 and $1,406,437 as of December 31, 2023 and 2022, respectively. The Company’s NOL is carried forward to future years and deductible against 80% of the future years’ taxable income, until it is fully absorbed. Due to the recent startup nature of the Company’s operations, it is uncertain whether the Company will realize this tax asset – deferred income taxes in the future years, therefore management has established a valuation allowance of the full $2,234,292 and $1,406,437 against the deferred tax assets as of December 31, 2023 and 2022, respectively.

The Company’s tax returns for the years ending December 31, 2020 and later are subject to examination by applicable taxing authorities.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 1st, 2024, through September 4th, 2024.

Between July 1st, 2024 and September 4th, 2024, the Company has sold 72,586 Class B non-voting Common Shares with proceeds totaling $460,339.6, net of issuance costs from the capital raise.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties. See Note 6 for details regarding 2024 Regulation A offering.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Amendment to the Amended and Restated Certificate of Incorporation (November 2023)*
2.3	Amendment to the Amended and Restated Certificate of Incorporation (January 2024)*
2.4	Bylaws*
4.1	Form of Subscription Agreement*
6.1	Consulting Agreement with ConsultR dated January 1, 2023*
6.2	Consulting Agreement with ConsultR dated January 8, 2024*
6.3	Employee Incentive Plan*

* Filed as an exhibit to the Fanbase Social Media, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024- 12394)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 31, 2025.

Fanbase Social Media, Inc.

By	/s/ Isaac Hayes III
Isaac Hayes III, Founder, President and Chief Executive Officer of
Fanbase Social Media, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Isaac Hayes III
Isaac Hayes III,
Executive Chair of the Board, Chief Executive Officer,
Chief Financial Officer and Chief Accounting Officer

Date: January 31, 2025